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UNITED STATES	Expires: October 13, 2013
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-01783; 333-62837; 333-160606; 333-160607; 333-155716; 333-155797; 333-160605; 333-156303; 333-156304; 333-155791; 333-155793; 333-156308; and 333-155726*

Sun Life Assurance Company of Canada (U.S.)
(Exact name of registrant as specified in its charter)

One Sun Life Executive Park, Wellesley Hills, MA 02481  (781) 237-6030
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Market Value Adjusted Interests in Fixed Account Investment Options
(Titles of each class of securities covered by this Form)

            N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: Less than 300

Pursuant to the requirements of the Securities Exchange Act of 1934, Sun Life Assurance Company of Canada (U.S.). has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 23, 2012	By:	/s/ Larry R. Madge
	Name:	Larry R. Madge
	Title:	Senior Vice President and Chief Financial Officer and Treasurer

Attest:	/s/ Sandra M. DaDalt
Name: Sandra M. DaDalt
Title: Assistant Vice President and Senior Counsel

*Explanatory Note: Sun Life Assurance Company of Canada (U.S.) has terminated the offering, under the Securities Act of 1933, as amended (the “1933 Act”),  of the market value adjusted interests (“MVA Interests”) in fixed account investment options under certain of its annuity contracts, removed from registration any MVA Interests that remained unsold under the Form S-1 and Form S-3 Registration Statements as of the close of business on March 21, 2012, and amended the terms of the MVA Interests so that they qualify for the Section 3(a)(8) exemption from registration and other requirements under the 1933 Act.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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